Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2025

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
	Income
	a) Revenue from operations	221,346	225,042	219,638	890,884
	b) Foreign exchange gains/(losses), net	182	224	(206)	32

I	Total income	221,528	225,266	219,432	890,916

	Expenses
	a) Purchases of stock-in-trade	545	810	664	2,967
	b) Changes in inventories of stock-in-trade	121	31	(2)	195
	c) Employee benefits expense	134,275	133,454	132,293	533,477
	d) Depreciation, amortization and impairment expense	6,855	7,217	7,289	29,579
	e) Sub-contracting and technical fees	25,578	24,896	24,767	100,148
	f) Facility expenses	4,198	4,113	4,133	16,067
	g) Travel	3,788	3,158	3,937	14,095
	h) Communication	797	899	993	3,842
	i) Legal and professional fees	1,889	3,133	2,282	11,270
	j) Software license expense for internal use	4,961	4,951	4,605	19,338
	k) Marketing and brand building	883	917	804	3,591
	l) Lifetime expected credit loss/ (write-back)	502	365	(26)	324
	m) (Gain)/loss on sale of property, plant and equipment, net	(66)	160	(23)	(606)
	n) Other expenses	1,478	2,075	1,647	5,358

II	Total expenses	185,804	186,179	183,363	739,645

III	Finance expenses	3,608	3,767	3,288	14,770
IV	Finance and other income	10,417	11,819	7,480	38,202
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

VI	Profit before tax [I-II-III+IV+V]	42,583	47,430	40,216	174,957

VII	Tax expense	9,218	11,549	9,850	42,777

VIII	Profit for the period [VI-VII]	33,365	35,881	30,366	132,180

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	(229)	124	58	274
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(1)	(2,943)	(319)	(3,476)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	6,583	1,762	(1,399)	7,331
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	—	(55)	^	(41)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	(274)	(94)	4	(189)
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	170	335	85	146
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	(1)	810	218	(745)
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	588	352	184	963
IX	Total other comprehensive income for the period, net of taxes	6,836	291	(1,169)	4,263

	Total comprehensive income for the period [VIII+IX]	40,201	36,172	29,197	136,443

X	Profit for the period attributable to:
	Equity holders of the Company	33,304	35,696	30,032	131,354
	Non-controlling interests	61	185	334	826

		33,365	35,881	30,366	132,180

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	40,137	36,005	28,865	135,595
	Non-controlling interests	64	167	332	848

		40,201	36,172	29,197	136,443

XI	Paid up equity share capital (Par value ₹ 2 per share)	20,965	20,944	10,460	20,944
XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				807,365

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods are not annualized)
	Basic (in ₹)	3.18	3.41	2.87	12.56
	Diluted (in ₹)	3.17	3.39	2.87	12.52

^	Value is less than 0.5

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2025, have been approved by the Board of Directors of the Company at its meeting held on July 17, 2025. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results for the three months ended June 30, 2025.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements for the three months ended June 30, 2025, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment for the year ended March 31, 2025, includes gain on relinquishment of the lease hold rights of land, and transfer of building along with other assets of ₹ (885).

4.	Other expenses are net of insurance claim received of ₹ 1,805 for the year ended March 31, 2025.

5.	List of subsidiaries, associate and joint venture as at June 30, 2025 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V.	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy
		Capco Brasil Serviços E Consultoria Ltda	Brazil

		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile

		Applied Value Technologies B.V.	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia

		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa

		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited		Singapore
	Wipro (Tianjin) Limited (4)		China

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Travel Services Limited			India
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA

		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA

		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc.	USA

Aggne Global IT Services Private Limited (3)			India

Wipro, Inc.			USA
	Wipro Life Science Solutions, LLC		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 100% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA

	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA

	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands
	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, LLC (formerly known as Rizing Consulting USA, Inc.)	USA
		Rizing Pte Ltd. (5)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia
	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland

	The Capital Markets Company (UK) Ltd		U.K.
	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5)	Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia

Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at June 30, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

6.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2025, March 31, 2025, June 30, 2024, and year ended March 31, 2025 are as follows:

	Three months ended			Year ended
	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
Particulars	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	73,097	73,721	67,700	281,824
Americas 2	67,070	68,582	67,338	271,972
Europe	56,817	58,552	60,422	240,077
APMEA	23,816	23,598	23,503	94,351

Total of IT Services	220,800	224,453	218,963	888,224
IT Products	728	813	469	2,692

Total segment revenue	221,528	225,266	219,432	890,916

Segment result
IT Services
Americas 1	14,994	16,195	13,687	58,186
Americas 2	13,385	15,513	15,533	61,326
Europe	6,026	8,140	5,873	29,434
APMEA	2,979	3,672	2,441	12,850
Unallocated	750	(4,250)	(1,477)	(10,157)

Total of IT Services	38,134	39,270	36,057	151,639
IT Products	20	28	(47)	(173)
Reconciling Items	(2,430)	(211)	59	(195)

Total segment result	35,724	39,087	36,069	151,271

Finance expenses	(3,608)	(3,767)	(3,288)	(14,770)
Finance and other income	10,417	11,819	7,480	38,202
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	50	291	(45)	254

Profit before tax	42,583	47,430	40,216	174,957

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ 182, ₹ 224, and ₹ (206) for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, ₹ 32 for the year ended March 31, 2025, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ 2,469 for the three months ended June 30, 2025, and ₹ Nil for three months ended March 31, 2025, June 30, 2024 and ₹ Nil for the year ended March 31, 2025, is included under Reconciling Items.

e)	“Unallocated” within IT Services segment results is after recognition of the below:

	Three months ended			Year ended
	June 30, 2025	March 31, 2025	June 30, 2024	March 31, 2025
Amortization and impairment expenses on intangible assets	1,625	1,631	1,782	7,909

Change in fair value of contingent consideration	48	(2)	—	(169)

f)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 436, ₹ 1,195 and ₹ 1,329 for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively and ₹ 5,542 for the year ended March 31, 2025.

g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (66), ₹ 160 and ₹ (23) for the three months ended June 30, 2025, March 31, 2025 and June 30, 2024, respectively, and ₹ (606) for the year ended March 31, 2025.

7.

During the year ended March 31, 2025, decline in revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

8.

Earnings per share for the three months ended June 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

9.	Events after the reporting period

The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹ 5 /- (U.S.$ 0.06) per equity share and ADR (250% on an equity share of par value of ₹ 2 /-).

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: July 17, 2025	Rishad A. Premji Chairman